International Release no. 1236 File No. 70-9669

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

Scottish Power plc

In accordance with the order of the Securities and Exchange Commission dated December 6, 2000, Holding Company Act Release No. 27290 (the “Order”), Scottish Power plc (“ScottishPower”) hereby submits its report for the period April 1, 2003 to September 30, 2003 (the “Reporting Period”). The following is a listing of the applicable reporting requirements contained in the Order (each, a “Reporting Requirement”), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

In this report, a conversion ratio of 1 GBP to 1.661 USD has been used.

Reporting Requirement No. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by ScottishPower during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

Response: Ordinary shares were issued by ScottishPower as detailed in the following table.

Date	No. of ScottishPower Ordinary Shares Issued	Market Price/ And Sale Price Details per share (if other than market)	Proceeds GBP	Proceeds USD
	1,514,792	£3.68	£5,574,580	$9,259,377

Debt securities were issued by ScottishPower during the reporting period as detailed in the following table.

Acquiring Company	Initial Principal Amount	Interest Rate	Term of Loan	USD at 9/30/03
Bond Investors	700,000,000	4.00	Perpetual/ Callable	$700,000,000

Reporting Requirement No. 2: The amount of guarantees issued during the reporting period by ScottishPower or PacifiCorp, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response: In connection with the issue of US$700 million 4% perpetual subordinated convertible bonds (the “Bonds”) by Scottish Power Finance (Jersey) Limited (the “Issuer”), a wholly owned subsidiary of Scottish Power plc, and pursuant to a trust deed dated 10 July 2003 (the “Trust Deed”) between the Issuer, Scottish Power plc (as guarantor) and The Law Debenture Trust Corporation plc (as trustee), Scottish Power plc guaranteed the payment of all sums payable by the Issuer pursuant to the Bonds and the Trust Deed.

The Bonds are convertible into fully paid exchangeable redeemable preference shares of US$1,000 each in the Issuer (the “Preference Shares”) on the basis of one Preference Share for every US$1,000 of principal amount of the Bonds. The Preference Shares confer on the holders a right to a fixed cumulative dividend at a rate of 4% per annum of the paid up value. Immediately upon issue, the Preference Shares are exchangeable into fully paid ordinary shares in Scottish Power plc (the ratio for such exchange being calculated in accordance with the provisions set out in the terms and conditions of the Bonds). Pursuant to a deed poll dated 10 July 2003, Scottish

Power plc guaranteed the payment of all redemption monies, dividends and other amounts payable by the Issuer in respect of the Preference Shares.

Reporting Requirement No. 3: ScottishPower’s aggregate investment, as defined under rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of ScottishPower’s consolidated retained earnings, and a description of EWG and FUCO investments made during the reporting period.

Response:

A. As of September 30, 2003 ScottishPower’s consolidated retained earnings calculated in accordance with U.S. GAAP was USD $3,137 million.

B. ScottishPower’s aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of September 30, 2003 was USD $2,476 million.

C. ScottishPower’s aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 79% as of September 30, 2003.

D. During the reporting period ScottishPower made no EWG and FUCO investments. The aggregate investment in FUCOs increased as a result of exchange rate effects.

Reporting Requirement No. 4: The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by ScottishPower or if not exempt under the Act, by PacifiCorp since the date of the Order.

Response: Please see Exhibit A-1 attached hereto.

Reporting Requirement No. 5: A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified

Issuing Company	Acquiring Company	Initial Principal Amount	Interest Rate	Term of Loan	USD at 9/30/03
NA1	N/A	N/A	N/A	N/A	N/A

NA2	N/A	N/A	N/A	N/A	N/A

NAGP	N/A	N/A	N/A	N/A	N/A

PHI	N/A	N/A	N/A	N/A	N/A

Reporting Requirement No. 6: The amount and terms of any short-term debt issued by PacifiCorp or by any PacifiCorp Subsidiary, and a list of the deposits and withdrawals by any PacifiCorp or any PacifiCorp Subsidiary from Money Pool.

Response:

Short-Term Debt Issued by PacifiCorp

During the Reporting Period

(excluding money pool borrowings reported below)

Utility Subsidiary	Description/Terms of Debt	Amount Issued (USD)	Maximum Outstanding	Balance at 9/30/03
PacifiCorp	Commercial Paper	$989,344,000*	$404,364,000	$90,000,000

*	Total Amount Issued during the reporting period includes aggregate total of each overnight borrowing (average overnight trade $3.7 million each day for 103 days of the period) and all other issues, some of which represent rollovers.

Commercial Paper issued with a rate range of 1.06% to 1.50%.

No Money Pool borrowings were made during the reporting period.

	Net Amount on Deposit	Net Amount of Borrowings
PACIFICORP	$0	$19,351,297

PACIFICORP GROUP HOLDINGS	$380,507,303	$112,028,707

PACIFICORP FINANCIAL SRVS	$15,968,475	$0

PPM ENERGY INC	$170,697,139	$430,507,303

PACIFICORP HOLDINGS INC	$137,304,058	$0

PACE	$959,909	$0

PKE	$7,534,219	$0

ENSTOR	$186,137	$0

PMI	$19,351,297	$0

PACIFICORP TRANS	$75,909	$0

PECL	$0	$17,404,927

Katy	$0	$153,292,212

	$732,584,446	$732,584,446

*	A list of all deposits and withdrawals during the reporting period for each company is available to the SEC staff upon request.

Reporting Requirement No. 7: The amount and terms of any nonexempt financings consummated during the period by PacifiCorp during the reporting period.

Response: None

Reporting Requirement No. 8: The amount and terms of any nonexempt financings consummated by any non-utility PacifiCorp Subsidiary.

Response: None

Reporting Requirement No. 9: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of ScottishPower and PacifiCorp.

Response:

For ScottishPower see Exhibits A-3 attached hereto.

For the PacifiCorp Group companies, please see Exhibit A-4 attached hereto.

Reporting Requirement 10: Copies of ScottishPower’s filings on Form 20-F and semiannual reports to shareholders.

Response: Filed under cover of Form SE as Exhibit A-5.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission’s File No. 70-9669) to be signed on its behalf by the undersigned thereunto duly authorized.

SCOTTISH POWER PLC

By:	/S/ DAVID T. NISH

David T. Nish Finance Director

Date: November 28, 2003

EXHIBIT INDEX

Exhibit No.	Description	Page
Exhibit A-1	Aggregate Amount of ScottishPower/	Filed herewith
PacifiCorp Securities Issued Since
April 1, 2003 and Outstanding
as of the End of the Reporting
Period

Exhibit A-2	Retained Earnings Analysis	Filed herewith
of PacifiCorp

Exhibit A-3	ScottishPower	Filed herewith
September 30, 2003 Rule 24
Capitalization Table

Exhibit A-4	Capital Structure of	Filed herewith
PacifiCorp Group Companies

Exhibit A-5	Copies of ScottishPower’s	Filed under cover
	Filing on Form 20-F and	of Form SE
semiannual reports to
shareholders